# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Health Catalyst, Inc., CIK 0001636422
CUSIP: 42225T107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 10897 South River Front Parkway, #300, South Jordan, Utah (UT), 84095
Date of event which requires filing of this statement: 09/04/2026
Filed by CIK 0001532943
Persons authorized to receive notices and communications: Ryan L. Vardeman, 8333 Douglas Ave, Suite 775, Dallas, Texas (TX), 75225, (214) 871-2700; Kellie Bobo, 98 San Jacinto Blvd, Suite 1500, Austin, Texas (TX), 78701, (512) 867-8411

## Reporting persons
- Palogic Value Management, LP (CIK 0001532943): type of reporting person: investment adviser (IA), parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,366,087; sole dispositive power 0; shared dispositive power 5,374,949; aggregate amount beneficially owned 5,374,949 (7.1% of the class)
  Comment: (1) The figures in: (a) Items 8, 10, and 11 include 5,366,087 shares of Common Stock of the Issuer held by Palogic Value Fund, LP, and (b) Items 10 and 11 also include 8,862 shares of Common Stock of the Issuer held by certain separately managed accounts (collectively, the "Managed Accounts").
  
  (2) The figure in Item 13 is based upon 75,256,381 shares of Common Stock of the Issuer, par value $0.001 per share ("Common Stock") of Health Catalyst, Inc. (the "Issuer") outstanding as of July 31, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2026, filed by the Issuer with the U.S. Securities and Exchange Commission (the "SEC") on August 6, 2026.
- Palogic Value Fund, LP (CIK 0001387846): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,366,087; sole dispositive power 0; shared dispositive power 5,366,087; aggregate amount beneficially owned 5,366,087 (7.1% of the class)
  Comment: The figure in Item 13 is based upon 75,256,381 shares of Common Stock of the Issuer outstanding as of July 31, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2026, filed by the Issuer with the SEC on August 6, 2026.
- Palogic Capital Management, LLC (CIK 0001494018): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,366,087; sole dispositive power 0; shared dispositive power 5,374,949; aggregate amount beneficially owned 5,374,949 (7.1% of the class)
  Comment: (1) The figures in: (a) Items 8, 10, and 11 include 5,366,087 shares of Common Stock of the Issuer held by Palogic Value Fund, LP, and (b) Items 10 and 11 include 8,862 shares of Common Stock of the Issuer held by the Managed Accounts.
  
  (2) The figure in Item 13 is based upon 75,256,381 shares of Common Stock of the Issuer outstanding as of July 31, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2026, filed by the Issuer with the SEC on August 6, 2026.
- Ryan L. Vardeman (CIK 0001574629): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 6,106; shared voting power 5,366,087; sole dispositive power 0; shared dispositive power 5,374,949; aggregate amount beneficially owned 5,374,949 (7.1% of the class)
  Comment: (1) The figure in Item 7 includes 6,106 shares of Common Stock of the Issuer held in an IRA of Mr. Vardeman, which account is managed by Palogic Value Management, but for which Palogic Value Management does not exercise voting authority.
  
  (2) The figures in: (a) Items 8, 10, and 11 include 5,366,087 shares of Common Stock of the Issuer held by Palogic Value Fund, LP, and (b) Items 10 and 11 include 8,862 shares of Common Stock of the Issuer held by the Managed Accounts.
  
  (3) The figure in Item 13 is based upon 75,256,381 shares of Common Stock of the Issuer outstanding as of July 31, 2026, as disclosed in the Issuer's quarterly report on Form 10-Q for the quarterly period ended June 30, 2026, filed by the Issuer with the SEC on August 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Health Catalyst, Inc.
Address of issuer's principal executive offices: 10897 South River Front Parkway, #300, South Jordan, Utah (UT), 84095

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety as follows:

"The Reporting Persons expended an aggregate of approximately $11,790,874 (including commissions) to acquire 5,374,949 shares of Common Stock of the Issuer in various open market transactions. The funds used to acquire the shares of Common Stock of the Issuer held by Palogic Value Fund were derived from the general working capital of Palogic Value Fund. The funds used to acquire the shares of Common Stock of the Issuer held by the Managed Accounts were derived from the general working capital or personal funds of the Managed Accounts or their ultimate owners."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

"On September 4, 2026, Palogic Value Management sent a letter (the "September 2026 Letter") to the Board of Directors of the Issuer following the Issuer's VitalWare sale. In the September 2026 Letter, Palogic Value Management applauded the sale and requested that the Board of Directors of the Issuer provide investors a clear, forward-looking business plan. Palogic Value Management further requested that the plan include specific and separated research and development costs, that the Issuer enhance disclosure regarding its revenue and related business metrics, and posed questions to the Board of Directors of the Issuer concerning its capital allocation framework and path to profitable growth. The foregoing description of the September 2026 Letter does not purport to be complete and is qualified in its entirety by the full text of the September 2026 Letter, which is attached hereto as Exhibit 99.4 and incorporated herein by reference."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

"The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

"(b) Number of shares as to which each Reporting Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto."
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

"Other than as set forth on Annex A hereto, which is incorporated herein by reference, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and restated in its entirety as follows:

"The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Except as otherwise described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 6 is hereby amended and restated in its entirety as follows:

"Exhibit 99.1 A Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on June 22, 2026, by the Reporting Persons with the SEC).

Exhibit 99.2 Annex A - Recent Transactions by the Reporting Persons in the Securities of the Issuer (filed herewith).

Exhibit 99.3 Letter to the Issuer (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed on June 22, 2026, by the Reporting Persons with the SEC).

Exhibit 99.4 September 2026 Letter to the Issuer (filed herewith)."

## Signatures
- Palogic Value Management, LP: Palogic Capital Management, LLC, General Partner (09/08/2026)
- Palogic Value Management, LP: /s/ Ryan L. Vardeman, Sole Member of the General Partner (09/08/2026)
- Palogic Value Fund, LP: Palogic Value Management, LP, General Partner (09/08/2026)
- Palogic Value Fund, LP: Palogic Capital Management, LLC, General Partner of the General Partner (09/08/2026)
- Palogic Value Fund, LP: /s/ Ryan L. Vardeman, Sole Member of the General Partner of the General Partner (09/08/2026)
- Palogic Capital Management, LLC: /s/ Ryan L. Vardeman, Sole Member (09/08/2026)
- Ryan L. Vardeman: /s/ Ryan L. Vardeman, Ryan L. Vardeman (09/08/2026)